Exhibit 99.3

You are a non-registered shareholder of Yamana Gold Inc., which means you’re entitled to receive the following documents:

•                  our annual report (including our management’s discussion & analysis (MD&A) and financial statements). We don’t send this to you automatically. Use this form to tell us you want to receive it this year.

•                  our quarterly financial reports (including the MD&A and financial statements). We don’t send them automatically. Use this form to tell us you want to receive them this year.

You can give us your instructions in one of two ways:

1.              complete the online form at www.canstockta.com/financialstatements. You’ll need to use our company code: 8700A, or

2.              complete this form and send to the address below. To help save paper, you can also use this form to choose e-delivery instead of receiving printed copies by mail.

Annual and quarterly reports

You’re entitled to receive our annual and quarterly reports, but we don’t mail them automatically. Check the boxes below if you would like to receive copies of our annual and quarterly reports this year. Our transfer agent, CST Trust Company (CST), will send them to you by mail unless you’ve signed up for e-delivery.

We’ll ask you this every year as long as you’re a shareholder.

e-delivery

Read how it works here. Then check the box on the form below if you want to sign up.

What you need for e-delivery

•                  an email address

•                  access to the Internet

•                  Adobe Acrobat Reader software, which you can get free of charge on the Adobe website: www.adobe.com/products/acrobat/readstep2.html

How it works

Once we’ve filed our documents with regulators we’ll post them on our website in PDF format.

We’ll send you a notice (by email or some other means) to let you know the documents have been posted, and include a link you can use to access them.

The link will direct you to a page on our website where you can view, download and print copies of the documents. The notice itself won’t include any documents.

We’ll keep the documents on our website for at least 6 months from the date we post them.

We can choose at any time, or when a document isn’t available electronically, to send you a paper copy by mail, without giving you advance notice. We’ll also send you a paper copy if your email address doesn’t work.

You can always ask for paper

You can ask for paper copies at any time in either of the following ways.

Contact our transfer agent

CST Trust Company

•	phone:	1.800.387.0825
•	fax:	1.888.249.6189
•	mail:	CST Trust Company P.O. Box 700, Postal Station B Montreal, QC H3B 3K3
•	email:	inquiries@canstockta.com

Contact us directly

•	phone:	416.815.0220
•	email:	investor@yamana.com

It’s easy to make changes

Change your mind? This is an optional service - you’re not required to receive your documents electronically. You can revoke your consent at any time, by notifying CST at the address above.

Email address changed? Contact CST at the address above. These changes become effective when CST acknowledges your request.

Check here if you want to receive our annual report this year

☐ yes, please send me the 2017 annual report

Check here if you want to receive our quarterly reports this year

☐ yes, please send me the 2017 quarterly reports

You have read and agree to the terms in this document. CST will add you to their mailing list, and send them to you by mail unless you’ve chosen e-delivery.

Name (please print)

Address

City	Province	Postal code

Check this box if you want to receive your documents electronically

☐ yes, I want to receive the documents electronically

You have read and understand how e-delivery works, and are asking us to make shareholder documents available to you electronically instead of sending them to you by mail.

Email address

We keep your personal information confidential and use it only for shareholder communication.

Mail your completed form to:                                                                                                                                                                                    Or fax: 1.888.249.6189

CST Trust Company

P.O. Box 700, Postal Station B

Montreal, QC H3B 3K3

You can also send an email to inquiries@canstockta.com Or complete the online form at www.canstockta.com/financialstatements and use our company code 8700A

8700A Code